Exhibit 99.1

FOR IMMEDIATE RELEASE

IHS HOLDING LIMITED REPORTS FOURTH QUARTER AND FULL YEAR 2021 FINANCIAL RESULTS

CONSOLIDATED HIGHLIGHTS – FOURTH QUARTER 2021

●	Completed $378 million IPO on the NYSE on October 14, 2021
●	Issued $500 million aggregate principal amount of 5.625% Senior Notes due 2026 and $500 million aggregate principal amount of 6.25% Senior Notes due 2028 on November 18, 2021, to refinance the $510 million of 7.125% Senior Notes due 2025 and for general corporate purposes
●	Revenue increased 12.1% (or 14.5% organically) to $415.6 million
●	Loss for the period was $72.3 million
●	Adjusted EBITDA was $216.6 million and Adjusted EBITDA margin was 52.1%
●	Cash from operations was $190.2 million
●	Recurring Levered Free Cash Flow (“RLFCF”) was $87.9 million
●	Signed a partnership agreement with Egypt Digital Company for Investment S.A.E. to obtain a license from the National Telecom Regulatory Authority (“NTRA”) to construct, operate and lease telecom towers in Egypt, completed the acquisition of I-Systems with TIM Fiber and signed agreements to purchase 5,709 towers from MTN in South Africa.

CONSOLIDATED HIGHLIGHTS – FULL YEAR 2021

●	Revenue increased 12.6% (or 16.1% organically) to $1,579.7 million
●	Loss for the period was $26.1 million
●	Adjusted EBITDA was $926.4 million and Adjusted EBITDA margin was 58.6%
●	Cash from operations was $788.1 million
●	Recurring Levered Free Cash Flow was $406.2 million
●	Completed the acquisition of Skysites, Centennial Colombia and the Centennial Brazil.

London, United Kingdom, March 15, 2022. IHS Holding Limited (NYSE: IHS) (“IHS Towers” or the “Company”), one of the largest independent owners, operators and developers of shared telecommunications infrastructure in the world by tower count, today reported financial results for the fourth quarter and full year ended December 31, 2021.

Sam Darwish, IHS Towers Chairman and Chief Executive Officer, stated, “I am pleased to be reporting our results today for the fourth quarter and full year 2021, as IHS delivered continued, strong financial and operational performance while accomplishing many actions that further strengthen our position.

In addition to listing on the New York Stock Exchange in October, IHS executed a $1 billion bond offering and refinancing, entered the Egyptian market through a licensed partnership, closed the TIM Fiber transaction to create I-Systems, a leading fiber company in Brazil, and announced agreements to acquire MTN’s portfolio of 5,709 towers in South Africa, which we expect will make IHS the leading independent tower company in South Africa upon closure.

We ended 2021 as the fourth largest independent multinational tower company with over 31,000 towers spanning nine countries on three continents and, in January 2022, we announced the acquisition of the GTS SP5 portfolio of 2,115 towers in Brazil, after which IHS will become the third largest towerco in Brazil. I am delighted to say that, following consummation of the South African and GTS acquisitions, IHS will become the third largest independent multinational towerco globally by tower count, with over 38,000 towers.

As we have shown, we have deepened our commitment to Africa while also pursuing our diversification strategy, building upon our entrance into Latam and the Middle East, and continuing our strong investment in organic growth, including in ancillary technologies such as small cells, DAS and fiber. We remain excited about the digital infrastructure opportunities available to us in emerging markets, where our critical infrastructure and approach to sustainability helps connect underserved communities to bridge the digital divide. We look forward to more opportunities in 2022 as several of our key markets such as Brazil and Nigeria begin to rollout 5G technologies.”

RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2021

The table below sets forth select financial results for the quarters ended December 31, 2021 and December 31, 2020 and financial results for the full years ended December 31, 2021 and December 31, 2020:

	Three months ended			Twelve months ended
	Dec 31,	Dec 31,	Y on Y	Dec 31,	Dec 31,	Y on Y
	2021	2020	Growth	2021	2020	Growth
	$’000	$’000%		$’000	$’000%

Revenue	415,614	370,727	12.1	1,579,730	1,403,149	12.6
(Loss)/profit for the period	(72,280)	50,230	(243.9)	(26,121)	(322,682)	(91.9)
Adjusted EBITDA(1)	216,649	214,674	0.9	926,396	819,014	13.1
Cash from operations	190,184	139,613	36.2	788,073	656,699	20.0
RLFCF(1)	87,902	147,723	(40.5)	406,160	374,842	8.4

(1) Adjusted EBITDA and RLFCF are non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” for additional information and a reconciliation to the most comparable IFRS measures.

The financial results for the quarters ended December 31, 2021 and December 31, 2020 and the financial results for the full year ended December 31, 2021 are unaudited. The financial results for the full year ended December 31, 2020 are extracted from the audited financial statements for the year then ended.

Overview

In January 2021, March 2021 and April 2021 we closed and integrated the Skysites Acquisition, Centennial Colombia acquisition and the Centennial Brazil acquisition, respectively. In April 2021 and October 2021, we closed the third and fourth phase of the Kuwait Acquisition, respectively. In October 2021 we listed on the NYSE and entered the Egyptian market through a licensed partnership. In November 2021, the Company closed its previously announced transaction with TIM S.A. (“TIM”) to acquire a controlling interest in FiberCo Soluções de Infraestrutura S.A. (“I-Systems”) and signed agreements to purchase 5,709 towers from MTN in South Africa.

During 2020, we closed the CSS Acquisition in February 2020 and the Kuwait Acquisition, in which the first phase closed in February 2020 followed by the second phase in October 2020. Both acquisitions were fully integrated. In 2020, we also amended the contracts with two of our key customers with respect to currency conversion provisions.

Results/comparison of three months ended December 31, 2021 versus 2020

During the fourth quarter of 2021, revenue was $415.6 million compared to $370.7 million for the fourth quarter of 2020, an increase of $44.9 million, or 12.1%. Organic growth was $53.6 million, or 14.5%. Organic growth was driven primarily by escalations, lease amendments and foreign exchange resets, as well as new sites and new colocations. Aggregate inorganic revenue was $11.9 million for the three month period ended December 31, 2021. The increase in organic  revenue in the period was partially offset by a negative 5.6% movement in foreign exchange rates of $20.6 million.

Loss for the period was $72.3 million for the fourth quarter of 2021 compared to profit of $50.2 million for the fourth quarter of 2020. The loss for the period reflects the aggregate impact of the increase in revenue discussed above offset by an increase in cost of sales and administrative expenses resulting from incremental costs associated with our transition to public company status and also higher power generation costs. It is further impacted by an increase in net finance costs of $176.4 million, set off by a decrease in total tax expense.

Adjusted EBITDA was $216.6 million for the fourth quarter of 2021 compared to $214.7 million for the fourth quarter of 2020. Adjusted EBITDA margin for the fourth quarter of 2021 was 52.1%. The increase in Adjusted EBITDA primarily reflects the aggregate impact of the increase in revenue discussed above partially offset by increases in cost of sales and administrative expenses resulting from incremental costs associated with our transition to public company status and also higher power generation costs.

Cash from operations and RLFCF for the fourth quarter of 2021 were $190.2 million and $87.9 million, respectively, compared to $139.6 million and $147.7 million, respectively, for the fourth quarter of 2020. The increase in cash from operations primarily reflects the aggregate impact of the increase in revenue discussed above partially offset by increases in cost of sales and administrative expenses. The decrease in RLFCF is due to the increase in cash from operations offset by higher withholding tax from revenue growth in Nigeria, higher lease payments to support growth, higher taxes due to expiring tax credits and increased interest expense.

Segment results

Revenue:

Revenue for each of our reportable segments was as follows:

	Three months ended
	Dec-31	Dec-31
	2021	2020	Change	Change
	$'000	$'000	$'000%

Nigeria	299,792	273,069	26,723	9.8%
Sub-Saharan Africa	87,563	82,127	5,436	6.6%
MENA	8,196	6,663	1,533	23.0%
Latam	20,063	8,868	11,195	126.2%
Total revenue	415,614	370,727	44,887	12.1%

Nigeria

Revenue for our Nigeria segment increased by $26.7 million, or 9.8%, to $299.8 million for the three-month period ended December 31, 2021, compared to $273.1 million for the three-month period ended December 31, 2020. Year-on-year revenue for the three-month period ended December 31, 2021 increased organically by $46.6 million, or 17.1%, driven by an increase in Tenants of 787, which includes Tenants from 317 net new sites, from 8,986 Lease Amendments added and from increases through contractual CPI escalations and foreign exchange reset mechanisms.

Aggregate increases of $46.6 million in organic revenue were partially offset by the impact of negative movements in the Naira to U.S. dollar foreign exchange rate of $19.9 million.

Sub-Saharan Africa

Revenue for our Sub-Saharan Africa segment increased by $5.4 million, or 6.6%, to $87.6 million for the three-month period ended December 31, 2021, compared to $82.1 million for the three-month period ended December 31, 2020. Revenue increased organically by $4.5 million, or 5.5%, driven by increases through contractual CPI escalations and foreign exchange reset mechanisms, and the addition of 155 Lease Amendments, partially offset by a net decrease in Tenants of 207, which includes the impact of net Churn of 832 Tenants not relating to Key Customers, and the impact of a net increase in new sites of 251. Revenue for our Sub-Saharan Africa segment also grew inorganically in the period by $1.4 million from the acquisition of a tower portfolio in Rwanda in April 2021 which resulted in 162 additional towers and

283 additional Tenants. Revenue in the period was partially offset by the year-on-year negative impact of movements in foreign exchange rates of $0.5 million or 0.5%.

MENA

Revenue for our MENA segment increased by $1.5 million, or 23.0%, to $8.2 million for the three-month period ended December 31, 2021, compared to $6.7 million for the three-month period ended December 31, 2020. The number of towers in our MENA segment increased by 240, 193 of which are related to the third and fourth phases of the Kuwait acquisition which occurred in April and October 2021 respectively, with the remaining 47 being new sites. Revenue in our MENA segment for the three-month period ended December 31, 2021, did not reflect significant organic growth, and grew inorganically in the period by $1.2 million, or 17.4%. Revenue in the period also grew year-on-year by $0.1 million, or 1.1% as a result of year-on-year positive impact of movements in foreign exchange rates.

Latam

Revenue for our Latam segment increased by $11.2 million, or 126.2%, to $20.1 million for the three-month period ended December 31, 2021, compared to $8.9 million for the three month period ended December 31, 2020. Revenue increased organically by $2.2 million, or 24.8%, driven by a net increase in Tenants of 710, which includes the impact of a net increase in new sites of 604, and from increases through contractual CPI reset mechanisms. Revenue for our Latam segment grew inorganically in the period by $9.4 million, or 105.4%, which primarily includes the impact of 1,824 Towers and 2,006 Tenants added through the Skysites acquisition and the Centennial acquisitions in Columbia and Brazil, respectively, and revenue from our newly acquired fiber business, I-Systems. The growth was partially offset year-on-year by $0.4 million, or 4.0% as a result of the year-on-year negative impact of movements in foreign exchange rates.

Segment Adjusted EBITDA:

Segment Adjusted EBITDA, our key profitability measure used to assess the performance of our reportable segments, for each of our reportable segments was as follows:

	Three months ended
	Dec-31	Dec-31
	2021	2020	Change	Change
	$'000	$'000	$'000%

Nigeria	183,862	177,876	5,986	3.4%
Sub-Saharan Africa	46,154	46,692	(538)	(1.2)%
MENA	3,684	3,260	424	13.0%
Latam	13,546	6,702	6,844	102.1%
Other	(30,597)	(19,856)	(10,741)	54.1%
Total Segment Adjusted EBITDA	216,649	214,674	1,975	0.9%

Nigeria

Segment Adjusted EBITDA for our Nigeria segment was $183.9 million for the three month period ended December 31, 2021 compared to $177.9 million for the three month period ended December 31, 2020, an increase of $6.0 million, or 3.4%. The year-on-year increase is primarily due to an increase of $26.7 million of aggregate revenue and a $4.6 million decrease in administrative expenses included within Segment Adjusted EBITDA for the three month period ended December 31, 2021. This was offset by an increase in power generation cost of sales of $19.4 million and an increase in other cost of sales of $5.9 million.

Sub-Saharan Africa

Segment Adjusted EBITDA for our Sub-Saharan Africa segment was $46.2 million for the three month period ended December 31, 2021 compared to $46.7 million for the three month period ended December 31, 2020, a small decrease of

$0.5 million. The decrease is primarily due to an increase in revenue of $5.4 million, offset by an increase in regulatory permits and power costs of $3.2 million and $1.1 million, respectively and other cost of sales of $1.6 million.

MENA

Segment Adjusted EBITDA for our MENA segment was $3.7 million for the three month period ended December 31, 2021 compared to $3.3 million for the three month period ended December 31, 2020, an increase of $0.4 million, or 13.0%. The increase is primarily due to an increase in revenue, partially offset by an increase in cost of sales included within Segment Adjusted EBITDA of $0.9 million, and an increase in administrative expenses included within Segment Adjusted EBITDA of $0.2 million.

Latam

Segment Adjusted EBITDA for our Latam segment was $13.5 million for the three month period ended December 31, 2021 compared to $6.7 million for the three month period ended December 31, 2020, an increase of $6.8 million, or 102.1%. The increase is primarily due to an increase in revenue, partially offset by an increase in cost of sales included within Segment Adjusted EBITDA of $1.2 million, and an increase in administrative expenses included within Segment Adjusted EBITDA of $3.2 million mainly as a result of an increase in staff costs and professional fees.

Results/comparison of twelve months ended December 31, 2021 versus 2020

During the twelve months ending December 31, 2021, revenue was $1,579.7 million compared to $1,403.1 million for the twelve months ending December 31, 2020, an increase of $176.6 million, or 12.6%. Organic growth was $226.6 million, or 16.1%. Organic growth was driven primarily by escalations, lease amendments and foreign exchange resets, as well as new sites and new colocations. Aggregate inorganic revenue was $34.0 million for the twelve month period ended December 31, 2021. The increases in organic revenue in the period were partially offset by a negative 6.0% movement in foreign exchange rates of $84.0 million.

Loss for the period was $26.1 million for the twelve months ending December 31, 2021, compared to $322.7 million for the twelve months ending December 31, 2020, a decrease in loss of $296.6 million for the period, of which $176.6 million was due to year-on year increase in revenue, offset by an increase in cost of sales and administrative expenses resulting from incremental costs associated with our transition to public company status and also higher power generation costs.  The decrease in loss was due to a reversal of allowance for trade receivables, an aggregate decrease in net finance costs, and a decrease in total tax expense.

Adjusted EBITDA was $926.4 million for the twelve months ending December 31, 2021, compared to $819.0 million for the twelve months ending December 31, 2020. Adjusted EBITDA margin for the twelve months ending December 31, 2021, was 58.6%, compared to 58.4% for the twelve months ending December 31,2020. The increase in Adjusted EBITDA primarily reflects the increase in revenue offset with year-on-year increase in cost of sales mainly due to higher power generation costs. The increase was also due to a decrease in administrative costs mainly due to a reversal of allowance for trade receivables.

Cash from operations and RLFCF for the twelve months ending December 31, 2021, were $788.1 million and $406.2 million, respectively, compared to $656.7 million and $374.8 million, respectively, for the twelve months ending December 31, 2020. The increase in cash from operations primarily reflects the aggregate impact of the increase in revenue discussed above and increases in cost of sales and administrative expenses. The increase in RLFCF is due to the increase in cash from operations offset by higher withholding tax from revenue growth in Nigeria, higher lease payments to support growth, higher taxes due to expiring tax credits and increased interest expense.

INVESTING ACTIVITIES

During the fourth quarter of 2021, capital expenditures were $150.6 million compared to $65.3 million for the fourth quarter of 2020. The increase is primarily driven by the Nigeria segment, with an increase in fiber business capital expenditures of $14.5 million, increase in maintenance capital expenditures of $23.9 million, and an increase in other expenditures of $22.7 million, offset by a decrease in augmentation capital expenditures of $15.3 million, year-on-year for the three month period ended December 31, 2021. The increase is also due to the Latam segment, with an increase of $23.3 million mainly relating to the newly acquired fiber operations.

On October 4, 2021, the Company signed a partnership agreement with Egypt Digital Company for Investment S.A.E., an investment vehicle of the Egyptian Ministry of Communications, to form a joint venture, IHS Telecom Towers Egypt S.A.E., or IHS Egypt, to obtain a license from the National Telecom Regulatory Authority (“NTRA”) to construct, operate and lease telecom towers in Egypt. Under the terms of the license, and subject to the fulfillment of certain conditions, IHS Egypt will have a commitment to a coverage plan of 5,800 sites over a three-year period. IHS Towers will own 80% of IHS Egypt and Egypt Digital Company for Investment will own the remaining 20%.

On November 16, 2021, the Company closed its previously announced transaction with TIM S.A. to acquire a controlling interest in I-Systems. This includes TIM’s secondary fiber network and assets as well as the provision of fiber optic infrastructure services as an Open Fiber Network Service Provider. Under the agreements, IHS Towers owns, through one of its Brazilian subsidiaries, a 51% stake and TIM owns the remaining 49%.

On November 17, 2021, the Company signed an agreement with Mobile Telephone Networks Proprietary Limited (“MTN South Africa”) to acquire its tower portfolio comprising 5,709 towers and for the provision of power services to MTN South Africa at approximately 13,000 sites (including the acquired sites). The portfolio of 5,709 sites currently has a colocation rate of 1.2x. Under the terms of the agreement, MTN South Africa will also provide a multi-year commitment for a portion of its new towers to be built by the Company. The consideration is ZAR6.4 billion on a debt-free and cash-free basis subject to customary post-closing price adjustments. The transaction will be financed through a combination of cash on hand and / or drawing on available facilities. The transaction is expected to close in the first or second quarter of 2022 subject to customary regulatory approvals and closing conditions. The Group expects to account for its acquisition as a business combination under IFRS 3.

On January 21, 2022, the Company (via its subsidiary IHS Brasil – Cessão de Infraestruturas S.A.) signed an agreement to acquire 100% of São Paulo Cinco Locação de Torres Ltda. (“SP5”), a Grupo Torresur (“GTS”) portfolio company. The SP5 portfolio includes 2,115 towers across Brazil. The purchase price of the transaction, on a cash and debt free basis, is $315 million. The Group expects to account for this acquisition as a business combination under IFRS 3. The transaction is expected to close imminently.

FINANCING ACTIVITIES AND LIQUIDITY

Approximate U.S. dollar equivalent values for non-USD denominated facilities stated below are translated from the currency of the debt at the relevant exchange rates on December 31, 2021.

The Group ended the fourth quarter and full year of 2021 with $2,985.2 million of total debt and $916.5 million of cash and cash equivalents.

Initial Public Offering: On October 14, 2021, we completed our initial public offering (“IPO”) by issuing 18,000,000 ordinary shares at a price to the public of $21 per share, resulting in gross proceeds to us of $378 million.

IHS Holding Dual Tranche Senior Notes: IHS Towers issued dual tranche senior notes of $500 million 5.625% Senior Notes due 2026 (the “2026 Notes”) and $500 million 6.250% Senior Notes due 2028 (the “2028 Notes” and, together with the 2026 Notes, the “Notes”), in each case at an issue price of 100.000% plus accrued interest, if any, from the Issue Date of November 29, 2021. The Company used or will use the gross proceeds of the Offering to redeem in full its 2025 Notes, for fees and expenses in connection with the offering and related transactions and for general corporate purposes. The 2027 Notes issued in September 2019 are still outstanding. These Notes may however be redeemed at an earlier date pursuant to their terms at the discretion of the company.

IHS Holding Revolving Credit Facility: As previously reported, the commitments under the Restated IHS Holding Revolving Credit Facility were increased by $25 million to $270 million in October 2021. The Restated IHS Holding Revolving Credit Facility will terminate in March 2023 unless further extended in accordance with its terms for successive 12-month periods up to and including March 2025. As of December 31, 2021, the Restated IHS Holding Revolving Credit Facility was undrawn and had $270 million in available borrowing capacity, which could be increased to up to $300 million.

Full Year 2022 Outlook Guidance

The following full year 2022 guidance is based on a number of assumptions that management believes to be reasonable and reflect the Company’s expectations as of March 15, 2022. Actual results may differ materially from these estimates as a result of various factors, and the Company refers you to the cautionary language regarding “forward-looking” statements included in this press release when considering this information. The Company’s outlook includes the impact of the GTS acquisition from Q2 onwards but does not include any impact from the MTN South Africa acquisition or the newly established Egypt operations.

The Company’s outlook is based on the following assumptions:

●	average foreign currency exchange rates to 1.00 U.S. Dollar for January 1, 2022 through December 31, 2022 for key currencies: (a) 439 Nigerian Naira; (b) 5.70 Brazilian Real (c) 0.87 Euros
●	Oil assumed at $99 USD/bbl in Q1, 2022 and $120 USD/bbl in Q2-Q4 2022
●	Build-to-suit of circa 2,350 sites of which ~1,250 sites in Nigeria and ~700 sites in Brazil

Metric	Range
Revenue	$1,795M – $1,815M
Adjusted EBITDA (1)	$960M – $980M
Recurring Levered FCF (1)	$310M – $330M
Total Capex	$500M – $540M

(1) Adjusted EBITDA and RLFCF are non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” for additional information and a reconciliation to the most comparable IFRS measures. We are unable to provide a reconciliation of Adjusted EBITDA and RLFCF to (loss)/profit and cash from operations, respectively, for the periods presented above without an unreasonable effort, due to the uncertainty regarding, and the potential variability, of these costs and expenses that may be incurred in the future, including, in the case of Adjusted EBITDA, share-based payment expense, finance costs, and insurance claims, and in the case of RLFCF net movement in working capital, other non-operating expenses, and impairment of inventory.

Conference Call

IHS will host a conference call on March 15, 2022 at 8:30am ET to review its financial and operating results. Supplemental materials will be available on the Company’s website, www.ihstowers.com. The conference call can be accessed by calling +1 646 664 1960 (U.S./Canada) or +44 20 3936 2999 (UK/International). The call passcode is 955442.

A simultaneous webcast and replay will be available in the Investor Relations section of the Company’s website, www.ihstowers.com, on the Earnings Materials page.

About IHS

IHS is one of the largest independent owners, operators and developers of shared telecommunications infrastructure in the world by tower count and is a leading independent multinational telecommunications infrastructure provider of scale to solely focus on global emerging markets. The Company has more than 38,000 towers pro forma across its 11 markets:  Brazil, Cameroon, Colombia, Côte d’Ivoire, Egypt, Kuwait, Nigeria, Peru, Rwanda, South Africa and Zambia. For more information, please email: communications@ihstowers.com or visit: www.ihstowers.com

Cautionary statement regarding forward-looking Information

This press release contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this press release may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates," “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this press release include, but are not limited to statements regarding our future results of operations and financial position, including our anticipated results for the fiscal year 2022, industry and business trends, business strategy, plans, market growth and our objectives for future operations.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	non-performance under or termination, non-renewal or material modification of our customer agreements;
●	volatility in terms of timing for settlement of invoices or our inability to collect amounts due under invoices;
●	a reduction in the creditworthiness and financial strength of our customers;
●	the business, legal and political risks in the countries in which we operate;
●	general macroeconomic conditions in the countries in which we operate;
●	changes to existing or new tax laws, rates or fees;
●	foreign exchange risks and/or ability to access U.S. Dollars in our markets;
●	regional or global health pandemics, including COVID 19, and geopolitical conflicts and wars, including the current situation between Russia and Ukraine;
●	our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites or develop business related to adjacent telecommunications verticals (including, for example, relating to our anticipated fiber businesses in Latin America and elsewhere);
●	reliance on third-party contractors, including failure or underperformance;
●	increases in operating expenses, including increased costs for diesel;
●	failure to renew or extend our ground leases, or protect our rights to access and operate our Towers or other telecommunications infrastructure assets;
●	loss of customers;
●	changes to the network deployment plans of mobile operators in the countries in which we operate;
●	a reduction in demand for our services;
●	the introduction of new technology reducing the need for tower infrastructure and/or adjacent telecommunication verticals;
●	an increase in competition in the telecommunications tower infrastructure industry and/or adjacent telecommunication verticals;
●	our failure to integrate recent or future acquisitions;
●	reliance on our senior management team and/or key employees;
●	failure to obtain required approvals and licenses for some of our sites or businesses or comply with applicable regulations;

●	environmental liability;
●	inadequate insurance coverage, property loss and unforeseen business interruption;
●	violations of anti-bribery, anti-corruption and/or money laundering laws, sanctions and regulations;
●	fluctuations in global prices for diesel or other materials;
●	disruptions in our supply of diesel or other materials;
●	legal and arbitration proceedings;
●	reliance on shareholder support (including to invest in growth opportunities) and related party transaction risks;
●	risks related to the markets in which we operate;
●	injury, illness or death of employees, contractors or third parties arising from health and safety incidents;
●	loss or damage of assets due to security issues or civil commotion;
●	loss or damage resulting from attacks on any information technology system or software;
●	loss or damage of assets due to extreme weather events whether or not due to climate change;
●	failure to meet the requirements of accurate and timely financial reporting and/or meet the standards of internal control over financial reporting that support a clean certification under the Sarbanes Oxley Act;
●	risks related to our status as a foreign private issuer; and
●	the important factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021.

The forward-looking statements in this press release are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this press release and the documents that we reference in this press release with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. These forward-looking statements speak only as of the date of this press release. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise.

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF (LOSS)/INCOME AND OTHER COMPREHENSIVE (LOSS)/INCOME

FOR THE THREE MONTHS AND FULL YEAR ENDED DECEMBER 31, 2021 AND 2020

	Three months period		Twelve months period
	ended		ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2021	2020	2021	2020
	$’000	$’000	$’000	$’000

Revenue	415,614	370,727	1,579,730	1,403,149
Cost of sales	(234,364)	(203,159)	(907,388)	(838,423)
Administrative expenses	(110,435)	(55,333)	(336,511)	(236,112)
(Loss allowance)/reversal of loss allowance on trade receivables	(3,583)	(10,369)	34,031	(13,081)
Other income	11,397	13,042	18,509	16,412
Operating profit	78,629	114,908	388,371	331,945
Finance income	3,492	135,803	25,522	148,968
Finance costs	(203,965)	(159,902)	(422,034)	(633,766)
(Loss)/profit before income tax	(121,844)	90,809	(8,141)	(152,853)
Income tax benefit/(expense)	49,564	(40,579)	(17,980)	(169,829)
(Loss)/profit for the period	(72,280)	50,230	(26,121)	(322,682)

(Loss)/profit attributable to:
Owners of the Company	(73,133)	50,476	(25,832)	(321,994)
Non‑controlling interests	853	(246)	(289)	(688)
(Loss)/profit for the period	(72,280)	50,230	(26,121)	(322,682)

(Loss)/income per share—basic $	(0.23)	0.17	(0.09)	(1.09)
(Loss)/income per share—diluted $	(0.23)	0.16	(0.09)	(1.09)

Other comprehensive income:
Items that may be reclassified to profit or loss
Fair value loss through other comprehensive income	3	2	3	—
Exchange differences on translation of foreign operations	75,828	66,589	36,698	94,411
Other comprehensive income for the period, net of taxes	75,831	66,591	36,701	94,411
Total comprehensive income/(loss) for the period	3,551	116,821	10,580	(228,271)

Total comprehensive income/(loss) attributable to:
Owners of the Company	6,238	117,011	14,250	(227,560)
Non‑controlling interests	(2,687)	(190)	(3,670)	(711)
Total comprehensive income/(loss) for the period	3,551	116,821	10,580	(228,271)

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AT DECEMBER 31, 2021 AND DECEMBER 31, 2020

	December 31,	December 31,
	2021	2020
	$’000	$’000
ASSETS
Non‑current assets
Property, plant and equipment	1,708,834	1,438,040
Right of use assets	520,651	468,130
Goodwill	869,319	656,256
Other intangible assets	701,425	690,841
Fair value through other comprehensive income financial assets	11	8
Deferred income tax assets	11,064	13,443
Derivative financial instrument assets	165,100	155,196
Trade and other receivables	69,479	36,409
	4,045,883	3,458,323
Current assets
Inventories	42,022	49,222
Income tax receivable	128	—
Derivative financial instrument assets	—	27,495
Trade and other receivables	469,130	327,187
Cash and cash equivalents	916,488	585,416
	1,427,768	989,320
Total assets	5,473,651	4,447,643

LIABILITIES
Current liabilities
Trade and other payables	499,432	409,493
Provisions for other liabilities and charges	343	3,797
Derivative financial instrument liabilities	3,771	7,285
Income tax payable	68,834	48,703
Borrowings	207,619	186,119
Lease liabilities	50,560	28,246
	830,559	683,643
Non‑current liabilities
Trade and other payables	312	9,565
Borrowings	2,401,471	2,017,090
Lease liabilities	325,541	286,501
Provisions for other liabilities and charges	71,598	49,469
Deferred income tax liabilities	118,210	177,184
	2,917,132	2,539,809
Total liabilities	3,747,691	3,223,452

EQUITY
Stated capital	5,223,484	4,530,870
Accumulated losses	(2,860,205)	(2,835,390)
Other reserves	(780,272)	(485,505)
Equity attributable to owners of the Company	1,583,007	1,209,975
Non‑controlling interest	142,953	14,216
Total equity	1,725,960	1,224,191
Total liabilities and equity	5,473,651	4,447,643

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2021 AND 2020

	Attributable to owners of the Company
					Non‑
	Stated	Accumulated	Other		controlling	Total
	capital	losses	reserves	Total	interest	equity
	$’000	$’000	$’000	$’000	$’000	$’000

Balance at January 1, 2020	4,530,870	(2,513,396)	(587,155)	1,430,319	—	1,430,319
NCI arising on business combination	—	—	—	—	14,927	14,927
Share‑based payment expense	—	—	7,216	7,216	—	7,216
Total transactions with owners of the company	—	—	7,216	7,216	14,927	22,143

Loss for the period	—	(321,994)	—	(321,994)	(688)	(322,682)
Other comprehensive income/(loss)	—	—	94,434	94,434	(23)	94,411
Total comprehensive (loss)/income	—	(321,994)	94,434	(227,560)	(711)	(228,271)
Balance at Dec 31, 2020	4,530,870	(2,835,390)	(485,505)	1,209,975	14,216	1,224,191

Balance at January 1, 2021	4,530,870	(2,835,390)	(485,505)	1,209,975	14,216	1,224,191
NCI arising on business combination	—	—	—	—	132,407	132,407
Issue of shares net of transaction costs	349,846	—	—	349,846	—	349,846
Options converted to shares	342,768	—	(342,768)	—	—	—
Share-based payment expense	—	—	13,003	13,003	—	13,003
Other reclassifications related to share based payment	—	1,017	(5,084)	(4,067)	—	(4,067)
Total transactions with owners of the company	692,614	1,017	(334,849)	358,782	132,407	491,189

Loss for the period	—	(25,832)	—	(25,832)	(289)	(26,121)
Other comprehensive income/(loss)	—	—	40,082	40,082	(3,381)	36,701
Total comprehensive (loss)/income	—	(25,832)	40,082	14,250	(3,670)	10,580
Balance at Dec 31, 2021	5,223,484	(2,860,205)	(780,272)	1,583,007	142,953	1,725,960

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS AND TWELVE MONTHS ENDED DECEMBER 31, 2021 AND 2020

	Three months ended		Twelve months ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2021	2020	2021	2020
	$’000	$’000	$’000	$’000

Cash flows from operating activities
Cash from operations	190,184	139,613	788,073	656,699
Income taxes paid	(4,981)	(1,714)	(29,147)	(14,540)
Payment for rent	(3,141)	(4,249)	(8,506)	(6,838)
Payment for tower and tower equipment decommissioning	(176)	(39)	(231)	(65)
Net cash generated from operating activities	181,886	133,611	750,189	635,256

Cash flow from investing activities
Purchase of property, plant and equipment - capital work in progress	(90,731)	(19,573)	(224,479)	(87,014)
Purchase of property, plant and equipment – others	(3,063)	(2,322)	(13,666)	(7,786)
Payment in advance for property, plant and equipment	(52,733)	(42,583)	(159,276)	(131,935)
Purchase of software and licenses	(4,077)	(786)	(5,054)	(2,464)
Consideration paid on business combinations, net of cash acquired	(222,166)	(7,539)	(401,039)	(542,905)
Proceeds from disposal of property, plant and equipment	973	301	4,742	2,227
Insurance claims received	2,694	3,667	16,672	6,264
Interest income received	3,475	958	7,798	5,101
Deposit of short term deposits	(103,647)	—	(103,647)	—
Net cash used in investing activities	(469,275)	(67,877)	(877,949)	(758,512)

Cash flows from financing activities
Capital raised	378,000	—	378,000	—
Cost of capital raised	(28,154)	—	(28,154)	—
Bank loans and bond proceeds received	988,575	4,432	1,076,063	232,219
Bank loans and bonds repaid	(546,766)	(10,501)	(653,504)	(99,903)
Fees on bonds, loans and derivative instruments	(3,638)	(1,278)	(20,426)	(9,403)
Interest paid	(24,887)	(12,622)	(168,285)	(167,938)
Costs paid on early loan settlement	(18,171)	—	(18,171)	—
Payment for the principal of lease liabilities	(21,479)	(10,729)	(63,324)	(39,153)
Interest paid for lease liabilities	(10,008)	(5,658)	(32,923)	(19,239)
Initial margin received on non-deliverable forwards	411	83	36,714	5,066
Initial margin deposited on non-deliverable forwards	—	—	(19,436)	(33,846)
(Losses settled)/profits received on non-deliverable forwards	(333)	94	37,711	4,061
Net cash generated from/(used in) financing activities	713,550	(36,179)	524,265	(128,136)

Net increase/(decrease) in cash and cash equivalents	426,161	29,555	396,505	(251,392)
Cash and cash equivalents at beginning of period	501,491	580,131	585,416	898,802
Effect of movements in exchange rates on cash	(11,164)	(24,270)	(65,433)	(61,994)
Cash and cash equivalents at end of period	916,488	585,416	916,488	585,416

Use of Non-IFRS financial measures

Certain parts of this press release contain non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, Recurring Levered Free Cash Flow (“RLFCF”) and Consolidated RLFCF. The non-IFRS financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non-IFRS measures used by other companies.

We define Adjusted EBITDA as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, listing costs and certain other items that management believes are not indicative of the core performance of our business. The most directly comparable IFRS measure to Adjusted EBITDA is our profit/(loss) for the period.

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage.

We believe that Adjusted EBITDA is an indicator of the operating performance of our core business. We believe Adjusted EBITDA and Adjusted EBITDA Margin, as defined above, are useful to investors and are used by our management for measuring profitability and allocating resources, because they exclude the impact of certain items which have less bearing on our core operating performance. We believe that utilizing Adjusted EBITDA and Adjusted EBITDA Margin allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA and Adjusted EBITDA Margin are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA and Adjusted EBITDA Margin as reported by us to Adjusted EBITDA and Adjusted EBITDA Margin as reported by other companies. Adjusted EBITDA and Adjusted EBITDA Margin are unaudited and have not been prepared in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin are not measures of performance under IFRS and you should not consider Adjusted EBITDA or Adjusted EBITDA Margin as an alternative to profit/(loss) for the period or other financial measures determined in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

●	they do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;
●	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements that would be required for such replacements;
●	some of the items we eliminate in calculating Adjusted EBITDA and Adjusted EBITDA Margin reflect cash payments that have less bearing on our core operating performance, but that impact our operating results for the applicable period; and
●	the fact that other companies in our industry may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, which limits their usefulness as comparative measures.

Accordingly, prospective investors should not place undue reliance on Adjusted EBITDA or Adjusted EBITDA Margin.

We believe that it is important to measure the free cash flows we have generated from operations, after accounting for the cash cost of funding and recurring capital expenditure required to generate those cash flows. In this respect, we monitor RLFCF which we define as cash from operations, before certain items of income or expenditure that management believes are not indicative of the core performance of our business (to the extent that these items of income and expenditure are included within cash flow from operating activities), and after taking into account loss allowances on trade receivables, impairment of inventory, net working capital movements, net interest paid or received, revenue withholding tax, income taxes paid, lease payments made, maintenance capital expenditures, and routine corporate capital expenditures.

We believe RLFCF are useful to investors because they are also used by our management for measuring our operating performance, profitability and allocating resources. While Adjusted EBITDA provides management with a basis for assessing its current operating performance, in order to assess the long-term, sustainable operating performance of our business through an understanding of the funds generated from operations, we also take into account our capital structure and the taxation environment (including withholding tax implications), as well as the impact of non- discretionary maintenance capital expenditures and routine corporate capital expenditures, to derive RLFCF. RLFCF provides management with a metric through which to measure how the underlying cash generation of the business by further adjusting for expenditures that are non-discretionary in nature (such as interest paid and income taxes paid), as well as certain non-cash items that impact profit/(loss) in any particular period.

RLFCF measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an RLFCF-related performance measure when reporting their results. Such measures are used in the telecommunications infrastructure sector as they are seen to be important in assessing the long-term, sustainable operating performance of a business. We present RLFCF to provide investors with a meaningful measure for comparing our cash generation performance to those of other companies, particularly those in our industry.

RLFCF, however, are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing RLFCF as reported by us to RLFCF or similar measures as reported by other companies. RLFCF are unaudited and have not been prepared in accordance with IFRS.

RLFCF are not intended to replace profit/(loss) for the period or any other measures of performance under IFRS, and you should not consider RLFCF as an alternative to cash from operations for the period or other financial measures as determined in accordance with IFRS. RLFCF have limitations as analytical tools, and you should not consider these in isolation. Some of these limitations are:

●	not all cash changes are reflected, for example, changes in working capital are not included and discretionary capital expenditures are not included;
●	some of the items that we eliminate in calculating RLFCF reflect cash payments that have less bearing on our core operating performance, but that impact our operating results for the applicable period;
●	the fact that certain cash charges, such as lease payments made, can include payments for multiple future years that are not reflective of operating results for the applicable period, which may result in lower lease payments for subsequent periods;
●	the fact that other companies in our industry may have different capital structures and applicable tax regimes, which limits its usefulness as a comparative measure; and
●	the fact that other companies in our industry may calculate RLFCF differently than we do, which limits their usefulness as comparative measures.

Accordingly, you should not place undue reliance on RLFCF.

Reconciliation from (loss)/profit for the period to Adjusted EBITDA

The following is a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, which is (loss)/profit for the three months and twelve months ended December 31, 2021 and 2020:

	Three months ended		Twelve months ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2021	2020	2021	2020
	$'000	$'000	$'000	$'000

(Loss)/profit	(72,280)	50,230	(26,121)	(322,682)
Adjustments:
Income tax (benefit)/expense	(49,564)	40,579	17,980	169,829
Finance costs(a)	203,965	159,902	422,034	633,766
Finance income(a)	(3,492)	(135,803)	(25,522)	(148,968)
Depreciation and amortization	99,702	90,791	382,882	408,662
Impairment of withholding tax receivables(b)	17,412	6,128	61,810	31,533
Business combination transaction costs	6,692	2,289	15,779	13,727
Impairment of property, plant and equipment and related prepaid land rent(c)	6,744	10,925	51,113	27,594
Reversal of provision for decommissioning costs	—	—	(2,671)	—
Net profit on sale of assets	(867)	(518)	(2,499)	(764)
Share-based payment expense(d)	2,812	2,018	11,780	8,342
Insurance claims(e)	(1,424)	(12,390)	(6,861)	(14,987)
Listing costs	15,494	518	22,153	12,652
Other costs(f)	1,399	5	15,752	310
Other income(g)	(9,944)	—	(11,213)	—
Adjusted EBITDA	216,649	214,674	926,396	819,014
(a)	Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, realized and unrealized net foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, realized and unrealized net foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.
(b)	Revenue withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company. Revenue withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.
(c)	Represents non-cash charges related to the impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites.
(d)	Represents credits and expense related to share-based compensation, which vary from period to period depending on timing of awards and changes to valuation inputs assumptions.
(e)	Represents insurance claims included as non-operating income.
(f)	Other costs for the three months ended December 31, 2021 included non-recurring professional costs related to financing of $1.6 million and aborted transaction costs recoveries of $0.2 million. Other costs for the three months ended December 31, 2020 related to aborted transactions costs. Other costs for the twelve months ended December 31, 2021 included non-recurring professional costs related to financing of $15.1 million and aborted transaction costs of $0.7 million. Other costs for the twelve months ended December 31, 2020 related to aborted transaction costs.
(g)	Other income for the twelve months ended December 31, 2021 relates to the remeasurement of the liability for contingent consideration on the Skysites and Kuwait acquisition for a portion thereof not paid to the sellers, as the conditions were not met post acquisition.

Reconciliation from cash from operations to RLFCF

The following is a reconciliation of RLFCF to the most directly comparable IFRS measure, which is cash from operations for the three months and twelve months ended December 31, 2021 and 2020:

	Three months ended		Twelve months ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2021	2020	2021	2020
	$'000	$'000	$'000	$'000

Cash from operations	190,184	139,613	788,073	656,699
Net movement in working capital	18,190	88,752	69,827	157,765
(Loss allowance)/reversal of loss allowance on trade receivables	(3,583)	(10,369)	34,031	(13,081)
Impairment/(reversal of impairment) of inventory	138	(4,599)	315	(4,599)
Income taxes paid	(4,981)	(1,714)	(29,147)	(14,540)
Revenue withholding tax(a)	(25,618)	(20,266)	(108,417)	(89,573)
Lease and rent payments made	(34,628)	(20,636)	(104,753)	(65,230)
Net interest paid(b)	(21,412)	(11,664)	(160,487)	(162,837)
Business combination costs	6,692	2,289	15,779	13,727
Listing costs	15,494	518	22,153	12,652
Other non-operating expenses(c)	1,399	5	15,752	310
Other income(d)	(9,944)	—	(11,213)	—
Maintenance capital expenditure(e)	(42,952)	(13,420)	(123,699)	(113,987)
Corporate capital expenditures(f)	(1,077)	(786)	(2,054)	(2,464)
RLFCF	87,902	147,723	406,160	374,842

Non-controlling interest	1,032	139	(4,316)	(629)
Consolidated RLFCF	88,934	147,862	401,844	374,213
(a)	Revenue withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company.
(b)	Represents the aggregate value of interest paid and interest income received.
(c)	Other costs for the three months ended December 31, 2021 included non-recurring professional costs related to financing of $1.6 million and aborted transaction costs recoveries of $0.2 million. Other costs for the three months ended December 31, 2020 related to aborted transactions costs. Other costs for the twelve months ended December 31, 2021 included non-recurring professional costs related to financing of $15.1 million and aborted transaction costs of $0.7 million. Other costs for the twelve months ended December 31, 2020 related to aborted transaction costs.
(d)	Other income for the twelve months ended December 31, 2021 relates to the remeasurement of the liability for contingent consideration on the Skysites and Kuwait acquisition for a portion thereof not paid to the sellers, as the conditions were not met post acquisition.
(e)	We incur capital expenditures in relation to the maintenance of our towers, which is non- discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditures includes the periodic repair, refurbishment and replacement of tower and power equipment at existing sites to keep such assets in service.
(f)	Corporate capital expenditures, which are non-discretionary in nature, consist primarily of routine spending on information technology infrastructure.